                TORTOISE ENERGY CAPITAL CORPORATION
                                                        .....Steady Wins®
================================================================================

                                  June 6, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Larry Greene

         Re:      Tortoise Energy Capital Corporation - Shelf Registration
                  Statement on Form N-2 (File Nos. 333-149315 &
                  811-21725) (the "Shelf Registration Statement")

To the Commission:

     Pursuant  to Rule 461 under the  Securities  Act of 1933,  as amended  (the
"1933 Act"), the Tortoise Energy Capital  Corporation (the "Registrant")  hereby requests that the effective date of the Shelf Registration Statement referred to above be accelerated so that it will be declared  effective on June 10, 2008, or as soon as practicable thereafter,  after notification by telephone to the Staff that the Shelf Registration Statement is correct and complete with the exception of information  omitted in reliance upon Rule 430A,  which will be provided in a final  prospectus  or prospectus  supplement at the time of offering.  As of the date  above,  there  is no  managing  or  principal  underwriter  for any of the
Registrant's  securities  that may be offered  on an  immediate,  continuous  or delayed basis pursuant to the Shelf  Registration  Statement  referenced  above.
Future  managing or principal  underwriters,  if any,  will be  identified  in a prospectus  supplement  to the  Shelf  Registration  Statement  at the  time  of offering.

     With respect to the Registrant's  request for acceleration of the effective date of the Shelf Registration Statement,  please be advised that the Registrant acknowledges that:

     (1) the  Registrant  is  responsible  for the  adequacy and accuracy of the disclosure in the filing;

     (2) should  the  Commission  or the Staff,  acting  pursuant  to  delegated authority,  declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;

     (3) the action of the Commission or the Staff, acting pursuant to delegated authority,  in declaring the filing  effective,  does not relieve the Registrant from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

11550 ASH Street, Suite 300 | Leawood, KS  66211 | p: 913.981.1020 | f: 913.981.1021
                            www.tortoiseadvisors.com

Securities and Exchange Commission
June 6, 2008

         (4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Sincerely,

                                  TORTOISE ENERGY CAPITAL CORPORATION

                                  By:  /s/ Terry Matlack
                                       -----------------------------------------
                                       Terry C. Matlack, Chief Financial Officer

                                                        .....Steady Wins™